UNITED STATES            OMB APPROVAL
               SECURITIES AND EXCHANGE       OMB Number:     3235-0166
                     COMMISSION              Expires:    October 31, 2000
                Washington, D.C. 20549       Estimated average
                                             burden hours per
                                             response  . . . . . . . . 3.00
                     FORM U-7D

         CERTIFICATE PURSUANT TO RULE 7(d)
    PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


Initial Filing
XXXXXXXX                                               Amendment
           (Please delete inapplicable word)          File No. 32-435

    The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.

1.  Lessee public-utility company:   Seminole Electric Cooperative, Inc.

    Address:   16313 North Dale Mabry Highway, P.O. Box 272000,
               Tampa, FL  33688


2.  Date:   November 19, 1999


2a. Expected date facility will be placed in service:  September 10, 1984


3.  Regulatory authority which has acted on transaction:


    Name  See Attachment 1                    Date of order


4.  Initial term of lease:   25 years

4a. Renewal options:   May be extended for three 5-year periods at
    Lessee's option; one year at Lessor's option


5.  Brief description of facility:  620 MW (rated capacity) coal-fired steam electric generating unit


6.  Manufacturer or supplier:  Various; constructed by Lessee


7.  Cost of facility:  $ 390,000,000


8.  Basic rent.  Initial term $  See Appendix A


8a. Periodic installment:  Amount $  See Appendix A


    Period   See Appendix A


9.  Holder of legal title to facility:   The Bank of New York (as
    successor to CBT Trust Company of Florida, National Association), as Owner Trustee


    Address:   101 Barclay Street, New York, NY  10286

                          Potential persons who
                          are to respond to the
                          collection of
                          information contained
                          in this form are not
                          required to respond
                          unless the form
                          displays a currently
                          valid OMB control
                          number.

SEC 1771 (5-99)

10. Holders of beneficial interests:

   Name and address              Amount invested         Percent of equity

General Electric Capital        $164,138,924.50                 100%
  Corporation
   ------------------            ------------------       ------------------
   ------------------            ------------------       ------------------
   ------------------            ------------------       ------------------
   ------------------            ------------------       ------------------
   ------------------            ------------------       ------------------

11. If part or all of the financing is supplied by loan on which only principal and interest is payable, state:

Amount borrowed      See Appendix B
Interest rate        See Appendix B
Number of lenders    3

Terms of repayment:  Amount                         Period

Date executed:

Signature of Holder of legal title:  /s/ Lenore N. Brown, Assistant
                                     Treasurer, The Bank of New York

Signatures of Holders of beneficial interests shall be annexed and incorporated herein.

                        INSTRUCTIONS TO FORM U-7D

This form must be filed in triplicate within 30 days after execution of any lease of a utility facility to an operating public-utility company. Rules 21 and 22 under the Act govern the formal specifications and Rules 106 and 107, the filing fees. Official Form U-7D and these instructions specify the Contents.

1. In the event the actual purchase of the property to be leased or the contemplated financing has not been completed, estimates or approximations may be inserted in the form, where appropriate, and the certificate amended within 30 days after the facility has been placed in service. Appropriate amendments are also required within 30 days after (1) a transfer of any beneficial interest, (2) a change of legal title, (3) amendment of the lease, if the amendment alters any item in the text of Form U-7D, or (4) termination of the lease for any cause, stating the effective date of termination.

2. The initial term of lease is to be stated in years from the date the facility is delivered to the lessee or the date fixed in the lease for the purpose of computing rent if it does not differ materially from the delivery date. Lessee's obligations to make interim payments prior to delivery may be disregarded if they are equivalent to interest for the delay. Renewal options, if any, should be summed concisely and remote contingencies may be ignored. For example, "May be extended for two 5-year periods at lessee's election" would be sufficient.

3. The description of the facility should state merely its nature and an indication of its capacity. Such descriptions as the following are sufficient:

                    two turbo generators      50,000 kw
                    two LNG storage tanks     100,000 mcf
                    nuclear fuel assembly

4. The cost of the facility is the cost to the lessors. If the lease specifies a cost, that figure may be used if it does not differ materially from the lessor's total expenditures, including borrowed funds.

5. The term "basic rent" refers to the net rent payable by the lessee, excluding all costs borne directly by it and all reimbursements to the lessor for out-of-pocket costs. If the lease states a basic rent, that amount may be shown if it does not differ materially from the foregoing. If the basic rent defined in the lease is stated in terms of a percentage of cost, the form should show an amount computed by applying that percentage to the cost shown, whether actual or estimated. The rent is to be stated in total for the initial term of the lease, and the amount payable for each periodic installment is also to be stated. If the rent varies from period to period, the installments may be summarized by specifying the period to which each rate applies. For example:

           Years 1-10            $_________ semiannually
           Years 11-21           $_________ semiannually
           Years 22-25           $_________ semiannually


6. If the repayment of a loan is by amortization of principal and interest in level installments, the terms of repayment may be described by simply stating the amount of the installment, and its frequency. Variations in the rate may be summarized in the same manner as specified for variations in the basic rent.

7. The term "holder of a beneficial interest" includes any person entitled to a beneficial share of the lease rent or to receive the property upon expiration of the lease, except a person entitled only to receive a return of money lent with interest. If the interest rate is subject to change from time to time, the certificate shall show the initial rate and summarize the terms governing any change.

8. Provision is made in the form for showing the interest of each beneficial owner in terms of a percentage of the total equity. In the event beneficial owners do not share on a simply percentage basis, a summary of their rights should be substituted.

9. The certificate is to be executed by the holder of legal title to the facility and by each holder of a beneficial interest. Signature pages may be annexed as required. The duplicate and triplicate copies need not be manually signed.

                               NUCLEAR FUEL

10. With respect to leases or contracts for nuclear fuel, an appropriate descriptive term may be substituted for the term "lease." If the information called for by items 4 and 8, dealing with duration and rent, cannot be stated concisely in the certificate, pertinent extracts from the lease or contract may be substituted.

Collection of Information

The information requested by this form is being collected because rule 7(d) of the Public Utility Holding Company Act of 1935 ("Act") requires it. The Commission uses this information to determine the existence of detriment to interests the Act is designed to protect. The Commission estimates that it will take each respondent three (3) hours to respond to this collection of information. A response to this form is mandatory.

Without approval by the Commission, holding companies would be in violation of the Act. The information on this form will not be kept confidential. An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number.

                               CERTIFICATE

                                                         December 1, 1999

         THE UNDERSIGNED, in connection with the filing with the United States Securities and Exchange Commission of an amendment to Form U-7D, Certificate pursuant to Rule 7(d) of the Public Utility Holding Company Act of 1935, File No. 32-435, does hereby certify that:

         1. It is the Holder of beneficial interests in the 620 MW coal-fired steam electric generating unit leased to Seminole Electric Cooperative, Inc.; and

         2. It hereby authorizes the annexation and incorporation of this signature page in and to the amendment to Form U-7D.

                      GENERAL ELECTRIC CAPITAL CORPORATION
                      (Formerly known as General Electric Credit Corporation)


                     By:/s/__________________________
                        Name:   Donald F. Peterson
                        Title:  Manager-Operations

                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

OFFICE OF PUBLIC
UTILITY REGULATION


                                                    November 23, 1984

Robert B. Michel, Esquire
Mudge Rose Guthrie Alexander & Ferdon
2121 K Street, N.W.
Washington, D.C.  20037

         Re: Seminole Electric Cooperative, Inc.

Dear Mr. Michel:

         I am replying to your letter of October 23, 1984, concerning the applicability of Rule 7(d) under the Public Utility Holding Company Act of 1935 to a proposed leveraged lease transaction of Seminole Electric Cooperative, Inc. ("Seminole"), a cooperative corporation organized under the laws of the State of Florida.

         Under the proposed lease transaction CBT Trust Company of Florida, N.A., as trustee under a trust agreement with General Electric Credit Corporation, will purchase from Seminole almost all of the utility assets at Seminole's 620 MW coal-fired Unit No. 2 generating facility and lease them and its leasehold interest under the Ground and Common Facilities Lease and Easement back to Seminole. Certain aspects of the transaction will be approved or consented to by the Rural Electrification Administration ("REA"), including consent to Seminole's execution of the lease. Seminole is not regulated by the Florida Public Service Commission, but is required to comply with a rate design and other covenants in its mortgage with REA. The lease will be a "net" lease.

         It is your opinion that the proposed lease will comply with the requirements of Rule 7(d), and that the role of the REA in the transaction satisfies the requirement in Rule 7(d)(i)(iii) of approval by a regulatory authority with jurisdiction over the rates and service of the utility lessee. You refer to a number of letters which I have written, including my letter of January 23, 1975, to the late Manuel F. Cohen, Esq., of Wilner, Cutler & Pickering, involving a similar lease by Square Butte Electric Cooperative which lease agreement was approved by REA.
Your reliance upon these letters is well taken, and I concur that Seminole's proposed lease transaction will meet the requirements of Rule 7(d).


                                         Sincerely,

                                         /s/

                                         Aaron Levy
                                         Director

                                                               Appendix A

                             Schedule of Rent

  Rent                Installments of      Other              Supplemental
  Payment Date        Basic Rent           Basic Rent         Rent
  ------------        ---------------      ----------         ------------
Dec. 15, 1999       $17,950,908.53         $300,111.99        $3,894,382.80
Jun. 15, 2000         16,060,276.52
Dec. 15, 2000         16,094,932.61
Jun. 15, 2001         16,467,493.62
Dec. 15, 2001         16,649,893.62
Jun. 15, 2002         16,821,961.62
Dec. 15, 2002         17,000,761.62
Jun. 15, 2003         17,169,229.62
Dec. 15, 2003         17,345,629.62
Jun. 15, 2004         17,511,697.62
Dec. 15, 2004         17,686,897.63
Jun. 15, 2005         17,851,765.63
Dec. 15, 2005         18,024,565.63
Jun. 15, 2006         18,027,781.32
Dec. 15, 2006         18,036,361.32
Jun. 15, 2007         18,044,424.72
Dec. 15, 2007         18,052,944.72
Jun. 15, 2008         18,060,948.12
Dec. 15, 2008         18,069,468.12
Jun. 15, 2009         18,077,471.52
Dec. 15, 2009         18,085,931.52
       Totals       $367,091,345.25        $300,111.99         $3,894,382.80

The Supplemental Rent equals the amount of the call premium on the Series 2 Note, and the Other Basic Rent equals the interim interest on the early funding of the Series 5 Note of $56,700,000 at 7.32874208% for 26 days.

                                                               APPENDIX B

                Seminole Unit 2 Nonrecourse Note, Series 3

                                          Issued at:  New York, New York
                                          Issue date:  December 7, 1984

       CBT Trust Company of Florida, National Association, not in its individual capacity but solely as Owner Trustee (herein in such capacity called "Owner Trustee") under that certain Trust Agreement dated as of August 1, 1984 (herein called the "Trust Agreement"), between the Owner Participant named therein and Owner Trustee, hereby promises to pay to Bankers Trust Company, as Trustee, or registered assigns, the principal sum of Seven-one million four hundred thousand Dollars ($71,400,000), together with interest (computed on the basis of a 360-day year of twelve 30-day months) on the aggregate amount of such principal sum remaining unpaid from time to time from the date of this Series 3 Note until due and payable (whether due at maturity or by prepayment, acceleration or otherwise) at the Authority Bond Rate (or, with respect to all or part of such principal sum, the Variable NCSC Rate, the Variable CFC Rate, the Fixed NCSC Rate or the applicable Seven-Year NCSC Rate, all under the circumstances and at the times described in Section 2(e) of the Participation Agreement, unless such rate exceeds any applicable usury limitation law from time to time, in which event such rate shall be the maximum rate permitted by such law for the duration of the application of such limitation). Interest on this Series 3 Note shall be due and payable semiannually commencing on December 15, 1984, and on each June 15 and December 15 thereafter until this Series 3 Note is paid in full. The principal of this Series 3 Note shall be due and payable in 11 consecutive semiannual installments on each June 15 and December 15, commencing on December 15, 2004, and ending on December 15, 2009, each such installment of principal to be equal to that percentage of the original principal amount hereof set forth in the Schedule attached hereto in the column headed "Percentage of Original Principal Amount Payable" with respect to the date of such installment, provided that installments may be reduced as provided in Section 2.08 of the Indenture, that the last such installment of principal shall be equal to the then unpaid balance hereof and that each such installment (other than the last such installment), as so originally set forth or as so reduced, shall be rounded downward to the nearest integral multiple of $5,000 at the time such installment becomes due. Under the circumstances described in the Trust Indenture, such installments may be satisfied in whole or in part by the delivery to Authority Trustee of Authority Bonds.

         Interest on any overdue principal and premium, if any, and (to the extent permitted by applicable law) any overdue interest shall be paid, on demand, from the due date thereof at the rate of interest specified above or, to the extent this Series 3 Note bears interest at the Variable NCSC Rate, the Fixed NCSC Rate or the Seven-Year NCSC Rate, at 1% per annum in excess of the interest rate borne by this Series 3 Note at such due date (computed on the basis of a 360-day year of twelve 30-day months) for the period during which any such principal, premium or interest shall be overdue.

         In the event any date on which a payment is due under this Series 3 Note is not a Business Day, then such payment need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the date on which such payment was due, and no interest shall accrue for the period from and including such date to and including such next succeeding Business Day in respect of such payment.

         All payments of principal, premium, if any, and interest to be made by Owner Trustee hereunder and under the Trust Indenture and Security Agreement, dated as of December 7, 1984, as at any time amended or supplemented in accordance with the provisions thereof (the "Trust Indenture", the terms defined therein not otherwise defined herein being used herein with the same meanings), between Owner Trustee and Southeast Bank, N.A. ("Indenture Trustee"), shall be made only from the Indenture Estate and Indenture Trustee shall have no obligation for the payment thereof except to the extent that Indenture Trustee shall have sufficient income or proceeds from the Indenture Estate to make such payments in accordance with the terms of Article III of the Trust Indenture. The holder hereof, by its acceptance of this Series 3 Note, agrees that such holder will look solely to the income and proceeds from the Indenture Estate to the extent available for distribution to the holder hereof as above provided, and that, except under certain provisions of the Participation Agreement and as expressly provided in the Indenture, none of Owner Participant, Owner Trustee nor Indenture Trustee is or shall be personally liable to the holder hereof for any amounts payable under this Series 3 Note or for any performance to be rendered under the Indenture or any other Operative Document or Debt Operative Document or for any liability thereunder.

         Principal and premium, if any, and interest shall be payable, in the manner provided in the Trust Indenture, on presentment of this Series 3 Note at the Paying Agent Office, or as otherwise provided in the Trust Indenture. In no event shall payments be made in Florida.

         The holder hereof, by its acceptance of this Series 3 Note, agrees that each payment received by it hereunder shall be applied in the manner set forth in Section 2.08 of the Trust Indenture, that it will duly note on the Schedule hereto or by other appropriate means all payments of principal or interest made hereon and any change in the interest rate applicable hereto and that it will not in any event transfer or otherwise dispose of this Series 3 Note unless and until all such notations have been duly made.

         This Series 3 Note is one of the Series 3 Notes referred to in the Trust Indenture. The Trust Indenture permits the issuance of additional series of Notes, as provided in Section 2.03 of the Trust Indenture, and the several series may be for varying aggregate principal amounts and may have different maturity dates, interest rates, redemption provisions and other terms. The properties of the Owner Trustee included in the Indenture Estate are pledged or mortgaged to Indenture Trustee to the extent provided in the Trust Indenture as security for the payment of the principal of and premium, if any, and interest on the Series 3 Notes and all other Notes issued and outstanding from time to time under the Trust Indenture. Reference is hereby made to the Trust Indenture for a statement of the rights of the holder of, and the nature and extent of the security for, this Series 3 Note and of the rights of, and the nature and extent of the security for, the holders of the other Notes and of certain rights of Owner Trustee and Owner Participant, as well as for a statement of the terms and conditions of the trusts created by the Trust Indenture, to all of which terms and conditions the holder hereof agrees by its acceptance of this Series 3 Note.

         This Series 3 Note is subject to redemption in whole or in part only as contemplated by the Trust Indenture and with the premiums therein specified and in the circumstances therein described.

         In case an Indenture Event of Default shall occur and be continuing, the unpaid balance of the principal of the Notes together with all accrued but unpaid interest thereon may, subject to certain rights of Owner Trustee and Owner Participant contained or referred to in the Indenture, be declared or may become due and payable in the manner and with the effect provided in the Trust Indenture.

         Under the circumstances provided in the Trust Indenture, the obligations of Owner Trustee under the Notes and the Trust indenture may be assumed in whole by Lessee, in which case Owner Trustee shall be released and discharged from all such obligations. In connection with such an assumption, the holder of this Series 3 Note may be required to exchange this Series 3 Note for a new Note evidencing such assumption.

         There shall be maintained at the Paying Agent Office a register for the purpose of registering transfers and exchanges of Notes in the manner provided in the Trust Indenture. The transfer of this Series 3
Note is registrable, as provided in the Trust Indenture, upon surrender of this Series 3 Note for registration of transfer duly accompanied by a written instrument of transfer duly executed by or on behalf of the registered holder hereof, together with the amount of any applicable transfer taxes. Prior to due presentment for registration of transfer of this Series 3 Note, Owner Trustee and Indenture Trustee may treat the person in whose name this Series 3 Note is registered as the owner hereof for the purpose of receiving payments of principal, premium, if any, and interest hereon and for all other purposes whatsoever, whether or not this Series 3 Note be overdue, and neither Owner Trustee nor Indenture Trustee shall be affected by notice to the contrary.

         This Series 3 Note shall be governed by the laws of the State of New York.


         IN WITNESS WHEREOF, Owner Trustee has caused this Series 3 Note to be duly executed as of the date hereof.

                                   CBT TRUST COMPANY OF FLORIDA,
                                   NATIONAL ASSOCIATION, not in
                                   its individual capacity but solely
                                   as Owner Trustee under the Trust
                                   Agreement referred to herein,


                                   By: _____________________________
                                       Authorized Officer

         This Note is one of the Series 3 Notes referred to in the within mentioned Trust Indenture.

                               MORGAN GUARANTY TRUST COMPANY OF NEW YORK, as Authenticating Agent,



                               By:______________________________
                                  Authorized Officer

                                                            SCHEDULE TO
                                                            SERIES 3 NOTE

                                                       Percentage of
                                                       Original
                                                       Principal
                      Date                             Amount Payable
                      -----                            ------------------
December 15, 2004                                      9.09%
June 15, 2005                                          9.09
December 15, 2005                                      9.09
June 15, 2006                                          9.09
December 15, 2006                                      9.09
June 15, 2007                                          9.09
December 15, 2007                                      9.09
June 15, 2008                                          9.09
December 15, 2008                                      9.09
June 15, 2009                                          9.09
December 15, 2009                                      9.10
                                                      -------
                                                     100.00%

Series 4 Note                                                    Note 4-A

                SEMINOLE UNIT 2 NONRECOURSE NOTE, SERIES 4

                                         Issued at :  New York, New York
                                         Issue Date:  November 10, 1994

         The Bank of New York (successor to CBT Trust Company of Florida, National Association), not in its individual capacity but solely as Owner Trustee (herein in such capacity called "Owner Trustee") under that certain Trust Agreement dated as of August 1, 1984 (herein called the "Trust Agreement"), between the Owner Participant named therein and Owner Trustee, hereby promises to pay to The Prudential Insurance Company of America, or registered assigns, the principal sum of forty seven million five hundred seventy three thousand twenty seven dollars and sixty two cents ($47,573,027.62), together with interest (computed on the basis of a 360-day year of twelve 30-day months on the aggregate amount of such principal sum remaining unpaid from time to time from the date of this Series 4 Note until due and payable (whether due at maturity or by prepayment, acceleration or otherwise) at the rate of 8.04% per annum. Interest on this Series 4 Note shall be due and payable on December 15, 1994 and thereafter semiannually commencing on June 15, 1995, and on each December 15 and June 15 thereafter until this Series 4 Note is paid in full. The principal of this Series 4 Note shall be due and payable in ten consecutive semiannual installments on each June 15 and December 15, commencing on June 15, 1995 and ending on December 15, 1999, each such installment of principal to be equal to that percentage of the original principal amount hereof set forth in the Schedule attached hereto in the column headed "Percentage of Original Principal Amount Payable" with respect to the date of such installment, provided that installments may be reduced as provided in Section 2.08 of the Indenture and that the last such installment of principal shall be equal to the then unpaid balance hereof.

         Interest on any overdue principal and premium, if any, and (to the extent permitted by applicable law) any overdue interest shall be paid, on demand, from the due date thereof at a rate equal to the greater of (a) 1% per annum (computed on the basis of a 360-day year of twelve 30-day months) in excess of the interest rate borne by this Series
4 Note at such due date and (b) 1% per annum (computed on the basis of a 360-day year of twelve 30-day months) in excess of the Prime Rate for the period during which any such principal, premium or interest shall be overdue, unless such rate exceeds any applicable usury limitation law from time to time in which event such rate shall be the maximum rate permitted by such law for the duration of the application of such limitation.

         In the event any date on which a payment is due under this Series 4 Note is not a Business Day, then such payment need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the date on which such payment was due, together with interest on such payment (to the extent permitted by applicable law) for the period from and including such date to but not including such next succeeding Business Day.

        All payments of principal, premium, if any, and interest to be made by Owner Trustee hereunder and under the Trust Indenture and Security Agreement, dated as of December 7, 1984, as supplemented by Supplement No. 1 thereto, dated as of November 10, 1994, and as at any time hereinafter amended or supplemented in accordance with the provisions thereof (the "Trust Indenture", the terms defined therein not otherwise defined herein being used herein with the same meanings), between Owner Trustee and NationsBank of Florida, National Association (successor to Southeast Bank, N.A.) ("Indenture Trustee"), shall be made only from the Indenture Estate and Indenture Trustee shall have no obligation for the payment thereof except to the extent that Indenture Trustee shall have sufficient income or proceeds from the Indenture Estate to make such payments in accordance with the terms of Article III of the Trust Indenture. The holder hereof, by its acceptance of this Series 4 Note, agrees that such holder will look solely to the income and proceeds from the Indenture Estate to the extent available for distribution to the holder hereof as above provided, and that, except as expressly provided in the Indenture, none of Owner Participant, Owner Trustee nor Indenture Trustee is or shall be personally liable to the holder hereof for any amounts payable under this Series 4 Note or for any performance to be rendered under the Indenture or any other Operative Document or Debt Operative Document or for any liability thereunder.

         Principal and premium, if any, and interest shall be payable, in the manner provided in the Trust Indenture, on presentment of this Series 4 Note at the Paying Agent Office, or as otherwise provided in the Trust Indenture. In no event shall payments be made in Florida.

         The holder hereof, by its acceptance of this Series 4
Note, agrees that each payment received by it hereunder shall be applied in the manner set forth in Section 2.08 of the Trust Indenture, that it will duly note on the Schedule hereto or by other appropriate means all payments of principal or interest made hereon and any change in the interest rate applicable hereto and that it will not in any event transfer or otherwise dispose of this Series 4 Note unless and until all such notations have been duly made.

         This Series 4 Note is one of the Series 4 Notes and one of the Notes referred to in the Trust Indenture. The Trust Indenture permits the issuance of additional series of Notes, as provided in the Trust Indenture, and the several series may be for varying aggregate principal amounts and may have different maturity dates, interest rates, redemption provisions and other terms. The properties of the Owner Trustee included in the Indenture Estate are pledged or mortgaged to Indenture Trustee to the extent provided in the Trust Indenture as security for the payment of the principal of and premium, if any, and interest on the Series 4 Notes and all other Notes issued and outstanding from time to time under the Trust Indenture. Reference is hereby made to the Trust Indenture for a statement of the rights of the holder of, and the nature and extent of the security for, this Series 4 Note and of the rights of, and the nature and extent of the security for, the holders of the other Notes and of certain rights of Owner Trustee and Owner Participant, as well as for a statement of the terms and conditions of the trusts created by the Trust Indenture, to all of which terms and conditions the holder hereof agrees by its acceptance of this Series 4 Note.

         This Series 4 Note is subject to redemption in whole or in part only as contemplated by the Trust Indenture in the circumstances therein described. This Series 4 Note may not be optionally redeemed or prepaid prior to its maturity.

         In case an Indenture Event of Default shall occur and be continuing, the unpaid balance of the principal of the Notes together with all accrued but unpaid interest thereon may, subject to certain rights of Owner Trustee and Owner Participant contained or referred to in the Indenture, be declared or may become due and payable in the manner and with the effect provided in the Trust Indenture.

         Under the circumstances provided in the Trust Indenture, the obligations of Owner Trustee under the Notes and the Trust Indenture may be assumed in whole by Lessee, in which case Owner Trustee shall be released and discharged from all such obligations. In connection with such an assumption, the holder of this Series 4 Note may be required to exchange this Series 4 Note for a new Note evidencing such assumption.

         There shall be maintained at the Paying Agent Office a register for the purpose of registering transfers and exchanges of Notes in the manner provided in the Trust Indenture. The transfer of this Series 4 Note is registrable, as provided in the Trust Indenture, upon surrender of this Series 4 Note for registration of transfer duly accompanied by a written instrument of transfer duly executed by or on behalf of the registered holder hereof, together with the amount of any applicable transfer taxes. Prior to due presentment for registration of transfer of this Series 4 Note Owner Trustee and Indenture Trustee may treat the person in whose name this Series 4 Note is registered as the owner hereof for the purpose of receiving payment of principal, premium, if any, and interest hereon and for all other purposes whatsoever, whether or not this Series 4 Note be overdue, and neither Owner Trustee nor Indenture Trustee shall be affected by notice to the contrary.

         This Series 4 Note has been executed and delivered in the State of New York and shall be governed by the laws of the State of New York.

         IN WITNESS WHEREOF, Owner Trustee has caused this Series
4 Note to be duly executed as of the date hereof.



                                           THE BANK OF NEW YORK, not in
                                           its individual capacity but
                                           solely as Owner Trustee under
                                           the Trust Agreement referred
                                           to herein.



                                            By_______________________________
                                                  Authorized Signature

         This Note is one of the Notes referred to in the within mentioned Trust Indenture.



                                           FIRST TRUST OF NEW YORK, N.A.,
                                           (successor to Morgan Guaranty
                                           Trust Company of New York) as
                                           Authenticating Agent,


                                           By____________________________
                                                Authorized Signature

This Series 4 Note is secured by a mortgage on Florida real estate and documentary stamp tax has been paid on the mortgage recorded in Official Records Book 459, page 956, of the Public Records of Putnam County, Florida.

                                                               SCHEDULE
                                                                   TO
                                                            SERIES 4 NOTE




                                                                                         Percentage of
                                                                                       Original Principal
Date                                                                                     Amount Payable
---                                                                                          ---
June 15, 1995 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            6.33489140%
December 15, 1995 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            7.91289492%
June 15, 1996 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            6.81370206%
December 15, 1996 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            8.51295624%
June 15, 1997 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            7.32876928%
December 15, 1997 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            9.15845541%
June 15, 1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            7.87443464%
December 15, 1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           16.38380005%
June 15, 1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           17.97149444%
December 15, 1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           11.70860155%

Series 5 Note


                SEMINOLE UNIT 2 NONRECOURSE NOTE, SERIES 5


                                           Issued at:  New York, New York
                                           Issue Date:  November 19, 1999

         The Bank of New York (successor to CBT Trust Company of Florida, National Association), not in its individual capacity but solely as Owner Trustee (herein in such capacity called "Owner Trustee") under that certain Trust Agreement dated as of August 1, 1984, as amended and supplemented (herein called the "Trust Agreement"), between the Owner Participant named therein and Owner Trustee, hereby promises to pay to National Cooperative Services Corporation or registered assigns, the principal sum of Fifty-Six Million Seven Hundred Thousand Dollars ($56,700,000), together with interest (computed on the basis of a 360-day year of twelve 30-day months) on the aggregate amount of such principal sum remaining unpaid from time to time from the date of this Series 5 Note until due and payable (whether due at maturity or by prepayment, acceleration or otherwise) at the rates specified in Schedule A attached hereto. Interest on this Series 5 Note shall be due and payable on December 15, 1999 and thereafter semiannually commencing on June 15, 2000, and on each December 15 and June 15 thereafter until this Series 5
Note is paid in full. The principal of this Series 5 Note shall be due and payable in twenty consecutive semiannual installments on each June 15 and December 15, commencing on June 15, 2000 and ending on December 15, 2009, each such installment of principal to be equal to the amount set forth in Schedule B attached hereto in the column headed "Principal Amount Payable" with respect to the date of such installment, provided that installments may be reduced as provided in Section 2.08 of the Indenture and that the last such installment of principal shall be equal to the then unpaid balance hereof.

         Interest on any overdue principal and premium, if any, and (to the extent permitted by applicable law) any overdue interest shall be paid, on demand, from the due date thereof at a rate equal to the greater of (a) 1% per annum (computed on the basis of a 360-day year of twelve 30-day months) in excess of the interest rate borne by this Series 5 Note at such due date and (b) 1% per annum (computed on the basis of a 360-day year of twelve 30-day months) in excess of the Prime Rate for the period during which any such principal, premium or interest shall be overdue, unless such rate exceeds any applicable usury limitation law from time to time in which event such rate shall be the maximum rate permitted by such law for the duration of the application of such limitation.

         In the event any date on which a payment is due under this Series 5 Note is not a Business Day, then such payment need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the date on which such payment was due, together with interest on such payment (to the extent permitted by applicable law) for the period from and including such date to but not including such next succeeding Business Day.

         All payments of principal, premium, if any, and interest to be made by Owner Trustee hereunder and under the Trust Indenture and Security Agreement, dated as of December 7, 1984, as supplemented by Supplement No. 1 dated as of November 10, 1994, Supplement No. 2 dated as of December 15, 1997, Supplement No. 3 dated as of December 11, 1998 and Supplement No. 4 dated as of November 19, 1999, and as at any time hereinafter amended or supplemented in accordance with the provisions thereof (the "Trust Indenture", the terms defined therein not otherwise defined herein being used herein with the same meanings), between Owner Trustee and First Union National Bank (successor to Southeast Bank, N.A.) ("Indenture Trustee"), shall be made only from the Indenture Estate and Indenture Trustee shall have no obligation for the payment thereof except to the extent that Indenture Trustee shall have sufficient income or proceeds from the Indenture Estate to make such payments in accordance with the terms of Article III of the Trust Indenture. The holder hereof, by its acceptance of this Series 5 Note, agrees that such holder will look solely to the income and proceeds from the Indenture Estate to the extent available for distribution to the holder hereof as above provided, and that, except as expressly provided in the Trust Indenture, none of Owner Participant, Owner Trustee or Indenture Trustee is or shall be personally liable to the holder hereof for any amounts payable under this Series 5 Note or for any performance to be rendered under the Trust Indenture or any other Operative Document or Debt Operative Document or for any liability thereunder.

         Principal and premium, if any, and interest shall be payable, in the manner provided in the Trust Indenture, on presentment of this Series 5 Note at the Paying Agent Office, or as otherwise provided in the Trust Indenture. In no event shall payments be made in Florida.

         The holder hereof, by its acceptance of this Series 5
Note, agrees that each payment received by it hereunder shall be applied in the manner set forth in Section 2.08 of the Trust Indenture, that it will duly note on the Schedule hereto or by other appropriate means all payments of principal or interest made hereon and any change in the interest rate applicable hereto and that it will not in any event transfer or otherwise dispose of this Series 5 Note unless and until all such notations have been duly made.

         This Series 5 Note is one of the Notes referred to in the Trust Indenture. The Trust Indenture permits the issuance of additional series of Notes, as provided in the Trust Indenture, and the several series may be for varying aggregate principal amounts and may have different maturity dates, interest rates, redemption provisions and other terms. The properties of the Owner Trustee included in the Indenture Estate are pledged or mortgaged to Indenture Trustee to the extent provided in the Trust Indenture as security for the payment of the principal of and premium, if any, and interest on the Series 5 Notes and all other Notes issued and outstanding from time to time under the Trust Indenture. Reference is hereby made to the Trust Indenture for a statement of the rights of the holder of, and the nature and extent of the security for, this Series 5 Note and of the rights of, and the nature and extent of the security for, the holders of the other Notes and of certain rights of Owner Trustee and Owner Participant, as well as for a statement of the terms and conditions of the trusts created by the Trust Indenture, to all of which terms and conditions the holder hereof agrees by its acceptance of this Series 5 Note.

          This Series 5 Note is subject to redemption in whole or in part only as contemplated by the Trust Indenture in the circumstances therein described. This Series 5 Note may not be optionally redeemed or prepaid prior to its maturity.

          In case an Indenture Event of Default shall occur and be continuing, the unpaid balance of the principal of the Notes together with all accrued but unpaid interest thereon may, subject to certain rights of Owner Trustee and Owner Participant contained or referred to in the Trust Indenture, be declared or may become due and payable in the manner and with the effect provided in the Trust Indenture.

          Under the circumstances provided in the Trust Indenture, the obligations of Owner Trustee under the Notes and the Trust Indenture may be assumed in whole by Lessee, in which case Owner Trustee shall be released and discharged from all such obligations. In connection with such an assumption, the holder of this Series 5 Note may be required to exchange this Series 5 Note for a new Note evidencing such assumption.

          There shall be maintained at the Paying Agent Office a register for the purpose of registering transfers and exchanges of Notes in the manner provided in the Trust Indenture. The transfer of this Series 5 Note is registrable, as provided in the Trust Indenture, upon surrender of this Series 5 Note for registration of transfer duly accompanied by a written instrument of transfer duly executed by or on behalf of the registered holder hereof, together with the amount of any applicable transfer taxes. Prior to due presentment for registration of transfer of this Series 5 Note, Owner Trustee and Indenture Trustee may treat the person in whose name this Series 5 Note is registered as the owner hereof for the purpose of receiving payment of principal, premium, if any, and interest hereon and for all other purposes whatsoever, whether or not this Series 5 Note be overdue, and neither Owner Trustee nor Indenture Trustee shall be affected by notice to the contrary.

         This Series 5 Note has been executed and delivered in the State of New York and shall be governed by the laws of the State of New York.

         IN WITNESS WHEREOF, Owner Trustee has caused this Series
5 Note to be duly executed as of the date hereof.


                                           THE BANK OF NEW YORK, not in
                                           its individual capacity but
                                           solely as Owner Trustee under
                                           the Trust Agreement referred
                                           to herein,



                                           By_____________________________
                                                 Authorized Signature


         This Note is one of the Notes referred to in the within mentioned Trust Indenture.


                                           U.S. BANK TRUST NA,(successor
                                           to First Trust of New York,
                                           N.A.) as Authenticating Agent,




                                           By_____________________________
                                                  Authorized Signature

This Series 5 Note is secured by a mortgage on Florida real estate and documentary stamp tax has been paid on the mortgage recorded in Official Records Book 459, page 956, of the Public Records of Putnam County, Florida.

                                                              SCHEDULE A
                                                                  TO
                                                            SERIES 5 NOTE


INTEREST RATES ON THE SERIES 5 NOTE


  Period                                                                                                 Interest Rate
  ------                                                                                                 -------------
Issuance to December 15, 1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7.32874208%
December 16, 1999 to June 15, 2000  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7.32874208%
June 16, 2000 to December 15, 2000  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7.32885299%
December 16, 2000 to June 15, 2001  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7.32888797%
June 16, 2001 to December 15, 2001  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7.37966397%
December 16, 2001 to June 15, 2002  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7.38626612%
June 16, 2002 to December 15, 2002  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7.43842736%
December 16, 2002 to June 15, 2003  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7.43070289%
June 16, 2003 to December 15, 2003  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7.49382947%
December 16, 2003 to June 15, 2004  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7.46868329%
June 16, 2004 to December 15, 2004  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7.57849935%
December 16, 2004 to June 15, 2005  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7.54255422%
June 16, 2005 to December 15, 2005  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           8.08558609%
December 16, 2005 to June 15, 2006  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7.61482967%
June 16, 2006 to December 15, 2006  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7.65302622%
December 16, 2006 to June 15, 2007  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7.63154183%
June 16, 2007 to December 16, 2007  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7.67847594%
December 16, 2007 to June 15, 2008  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7.63982568%
June 16, 2008 to December 15, 2008  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7.72158435%
December 16, 2008 to June 15, 2009  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7.66524854%
Thereafter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7.89587171%

                                                            SCHEDULE B
                                                                 TO
                                                            SERIES 5 NOTE


                           Payment of Principal

                                                                                                        Principal
Date                                                                                                    Amount Payable ($)
----                                                                                                    ------------------
June 15, 2000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 10,000.00
December 15, 2000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 10,000.00
June 15, 2001 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              6,000,000.01
December 15, 2001 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              6,000,000.01
June 15, 2002 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              6,000,000.01
December 15, 2002 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              6,000,000.01
June 15, 2003 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              6,000,000.01
December 15, 2003 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              6,000,000.01
June 15, 2004 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              6,000,000.01
December 15, 2004 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              6,000,000.01
June 15, 2005 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              6,000,000.01
December 15, 2005 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                299,999.99
June 15, 2006 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                299,999.99
December 15, 2006 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                299,999.99
June 15, 2007 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                299,999.99
December 15, 2007 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                299,999.99
June 15, 2008 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                299,999.99
December 15, 2008 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                299,999.99
June 15, 2009 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                299,999.99
December 15, 2009 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                279,999.99